

DHX MEDIA TO WEBCAST ITS ANNUAL MEETING OF SHAREHOLDERS

Halifax, NS – 22 March 2018 – DHX Media (or the "Company") (TSX: DHX.A, DHX.B; NASDAQ: DHXM), a leading global children's content and brands company, will webcast its Annual Meeting of Shareholders at 10:00 a.m. (Halifax time) (9:00 a.m. ET) on Friday, March 23, 2018.

Live audio webcast and conference call:

Interested parties may access the live webcast with audio and presentation at http://event.on24.com/wcc/r/1631442-1/85483F770BA9B6F5DE1A90F5C1BB693B.

To listen by phone, please call +1 (888) 231-8191 or +1 (647) 427-7450 internationally, and reference conference ID 4478406. Please allow 10 minutes to be connected to the conference call.

The presentation for the call will also be posted to the Investor Relations section of the Company's website, at: http://www.dhxmedia.com/investors/.

The audio will also be posted on the Company's website beginning approximately two days following the event.

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

Financial Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

HALIFAX
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400



About DHX Media

DHX Media Ltd. (TSX: DHX.A, DHX.B; NASDAQ: DHXM) is a leading children's content and brands company, recognized globally for such high-profile properties as *Peanuts*, *Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget*, and the acclaimed *Degrassi* franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has 20 offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer

This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the Company's upcoming annual meeting of shareholders and ways in which persons may access and obtain information on the meeting. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

HALIFAX
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400